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                              May 26, 2022

       Liao Jinqi
       Chief Executive Officer
       ZKGC New Energy Ltd
       12 Xinxiangdi Jiari
       Laocheng Town, Chengmai County
       Hainan Province 571924
       People   s Republic of China

                                                        Re: ZKGC New Energy Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed May 13, 2022
                                                            File No. 333-262334

       Dear Mr. Jinqi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2022 letter.

       Amendment No. 3 to Registration Statement on Form F-1 filed May 13, 2022

       Exhibit 23.4 - Consent of Independent Registered Public Accounting Firm, page II-6

   1.                                                   Please have your
auditor provide you with an updated consent.
       General

   2. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect
impact that Russia's invasion of Ukraine and the international response have had or may have on
your business. For additional guidance, please see the Division of Corporation
Finance's Sample Letter to Companies Regarding Disclosures Pertaining to
 Liao Jinqi
ZKGC New Energy Ltd
May 26, 2022
Page 2
      Russia   s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May
      2022.
3. We note your disclosure that to the extent a quarantine reduced traffic in Hainan, the business of Hainan ZKGC would be adversely affected. Please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic-related lockdowns in China and (2) the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.
       You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at
(202) 551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Geoffrey Kruczek at (202) 551-3641 with any other questions.



                                                         Sincerely,
FirstName LastNameLiao Jinqi
                                                         Division of
Corporation Finance
Comapany NameZKGC New Energy Ltd
                                                         Office of
Manufacturing
May 26, 2022 Page 2
cc:       Robert Brantl
FirstName LastName